SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SEABOARD CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

811543107

(CUSIP Number)

Steven J. Bresky

c/o Seaboard Corporation

9000 West 67th Street, 3rd Floor

Shawnee Mission, Kansas 66202

Telephone:  (913) 676-8800

Facsimile:  (617) 676-8872

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

David S. Stone, Esq.

Neal, Gerber & Eisenberg LLP

2 North LaSalle Street

Chicago, Illinois 60602

(312) 269-8000

September 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 15117V109		13D

1.	Name of Reporting Persons. Seaboard Flour LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Shares Beneficially 0

	8.	Shared Voting Power 465,825.69

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 465,825.69

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 465,825.69

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.8%*

14.	Type of Reporting Person (See Instructions) OO

* Based on 1,170,550.24 shares of Common Stock outstanding as of February 24, 2017 as reported by the Issuer on its Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on March 10, 2017.

CUSIP No. 15117V109		13D

1.	Name of Reporting Persons. SFC Preferred, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 428,122.55

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 428,122.55

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 428,122.55

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 36.6%*

14.	Type of Reporting Person (See Instructions) OO

* Based on 1,170,550.24 shares of Common Stock outstanding as of February 24, 2017 as reported by the Issuer on its Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on March 10, 2017.

CUSIP No. 15117V109		13D

1.	Name of Reporting Persons. HAB Grandchildren’s Trust A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,775

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,775

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%*

14.	Type of Reporting Person (See Instructions) IN

* Based on 1,170,550.24 shares of Common Stock outstanding as of February 24, 2017 as reported by the Issuer on its Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on March 10, 2017.

CUSIP No. 15117V109		13D

1.	Name of Reporting Persons. HAB Grandchildren’s Trust B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,775

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,775

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%*

14.	Type of Reporting Person (See Instructions) IN

* Based on 1,170,550.24 shares of Common Stock outstanding as of February 24, 2017 as reported by the Issuer on its Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on March 10, 2017.

CUSIP No. 15117V109		13D

1.	Name of Reporting Persons. HAB 2011 Gift Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,120

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,120

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,120

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%*

14.	Type of Reporting Person (See Instructions) IN

* Based on 1,170,550.24 shares of Common Stock outstanding as of February 24, 2017 as reported by the Issuer on its Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on March 10, 2017.

CUSIP No. 15117V109		13D

1.	Name of Reporting Persons. Bresky Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kansas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,250

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,250

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%*

14.	Type of Reporting Person (See Instructions) IN

* Based on 1,170,550.24 shares of Common Stock outstanding as of February 24, 2017 as reported by the Issuer on its Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on March 10, 2017.

CUSIP No. 15117V109		13D

1.	Name of Reporting Persons. Steven J. Bresky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 904,868.24

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 904,868.24

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 904,868.24

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 77.3%*

14.	Type of Reporting Person (See Instructions) IN

* Based on 1,170,550.24 shares of Common Stock outstanding as of February 24, 2017 as reported by the Issuer on its Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on March 10, 2017.

CUSIP No. 15117V109	13D

Explanatory Note:  This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed by certain of the Reporting Persons on October 17, 2014, as previously amended on February 29, 2008 (as so amended, the “Prior Schedule 13D”).  Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.  Except as specifically amended hereby, the Schedule 13D remains in full force and effect.  This Amendment is being filed to (i) add the names of the entities that are record holders of some of the shares of stock beneficially owned by Steven J. Bresky and (ii) reflect additional changes in beneficial ownership by Steven J. Bresky.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated as follows:

(a-f)

This Statement is being filed jointly on behalf of Seaboard Flour LLC, a Delaware limited liability company (“Seaboard Flour”); SFC Preferred, LLC, a Delaware limited liability company (“SFC”); HAB Grandchildren’s Trust A (“Trust A”); HAB Grandchildren’s Trust B (“Trust B”); HAB 2011 Gift Trust (“Gift Trust”, and, collectively with Trust A and Trust B, the “Trusts”); the Bresky Foundation, a Kansas not-for profit corporation (the “Foundation,”); and Steven J. Bresky (collectively with the Foundation, the Trusts, Seaboard Flour and SFC, the “Reporting Persons”).  Each of the Trusts is a trust administered under the laws of the Commonwealth of Massachusetts. Steven J. Bresky is the sole Manager of each of Seaboard Flour and SFC; Co-Trustee and Business Advisor of the HAB Grandchildren’s Trust A and Gift Trust; Business Advisor of Trust B; and President and Treasurer of the Foundation.  Seaboard Flour, SFC and the Trusts were each formed for the purpose of managing Bresky family interests, including trusts created for the benefit of the Bresky family.  Steven J. Bresky has sole control over the affairs and investment decisions of each of Seaboard Flour and SFC, including the power to vote or dispose of the shares of Common Stock held by each of them.  Steven J. Bresky has the power to vote or dispose of the shares of Common Stock held by the Trusts and the Foundation.  The principal office of each of Seaboard Flour, SFC, the Trusts and the Foundation is located at 1320 Centre Street, Suite 200, Newton, Massachusetts 02459-2400.  The principal office of Steven J. Bresky is located at 9000 West 67th Street, Shawnee Mission, Kansas 66202.

Steven J. Bresky is a citizen of the United States and serves as the President and Chief Executive Officer of the Company.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           Amount beneficially owned:

		Percent of class:
Seaboard Flour LLC	465,825.69 shares	39.8%
SFC Preferred, LLC	428,122.55 shares	36.6%
HAB Grandchildren’s Trust A	1,775 shares	0.2%
HAB Grandchildren’s Trust B	1,775 shares	0.2%
HAB 2011 Gift Trust	3,120 shares	0.3%
Bresky Foundation	4,250 shares	0.4%
Steven J. Bresky	904,868.24 shares	77.3%

CUSIP No. 15117V109	13D

Each Reporting Person’s calculation of its percentage ownership of the Common Stock of the Issuer is based on the information contained in the Issuer’s Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on March 10, 2017, there were 1,170,550.24 shares of Common Stock outstanding as of February 24, 2017.

(b)           Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote

Seaboard Flour LLC	0	shares
SFC Preferred, LLC	0	shares
HAB Grandchildren’s Trust A	0	shares
HAB Grandchildren’s Trust B	0	shares
HAB 2011 Gift Trust	0	shares
Bresky Foundation	0	shares
Steven J. Bresky	0	shares

(ii)           Shared power to vote or to direct the vote

Seaboard Flour LLC	465,825.69	shares
SFC Preferred, LLC	428,122.55	shares
HAB Grandchildren’s Trust A	1,775	shares
HAB Grandchildren’s Trust B	1,775	shares
HAB 2011 Gift Trust	3,120	shares
Bresky Foundation	4,250	shares
Steven J. Bresky	904,868.24	shares

(iii)         Sole power to dispose or direct the disposition of

Seaboard Flour LLC	0	shares
SFC Preferred, LLC	0	shares
HAB Grandchildren’s Trust A	0	shares
HAB Grandchildren’s Trust B	0	shares
HAB 2011 Gift Trust	0	shares
Bresky Foundation	0	shares
Steven J. Bresky	0	shares

(iv)          Shared power to dispose or to direct the disposition of

Seaboard Flour LLC	465,825.69	shares
SFC Preferred, LLC	428,122.55	shares
HAB Grandchildren’s Trust A	1,775	shares
HAB Grandchildren’s Trust B	1,775	shares
HAB 2011 Gift Trust	3,120	shares
Bresky Foundation	4,250	shares
Steven J. Bresky	904,868.24	shares

(c)           During the past sixty days, no transactions in the Common Stock were effected by the Reporting Persons.

CUSIP No. 15117V109	13D

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1   Amended and Restated Joint Filing Agreement, dated May 4, 2017, by and among the Reporting Persons

CUSIP No. 15117V109	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

SEABOARD FLOUR LLC

By:	/s/ Steven J. Bresky
Name: Steven J. Bresky
Title: Manager

SFC PREFERRED, LLC

By:	/s/ Steven J. Bresky
Name: Steven J. Bresky
Title: Manager

HAB GRANDCHILDREN’S TRUST A
HAB 2011 GIFT TRUST

By:	/s/ Steven J. Bresky
Name: Steven J. Bresky
Title: Co-Trustee

By:	/s/ Stephen M. Berman
Name: Stephen M. Berman
Title: Co-Trustee

HAB GRANDCHILDREN’S TRUST B

By:	/s/ Patricia A. Bresky
Name: Patricia A. Bresky
Title: Co-Trustee

By:	/s/ Stephen M. Berman
Name: Stephen M. Berman
Title: Co-Trustee

BRESKY FOUNDATION

By:	/s/ Steven J. Bresky
Name: Steven J. Bresky
Title: President

/s/ Steven J. Bresky
Steven J. Bresky

Dated: May 4, 2017